UST Liquidating Corporation
201 Post Street, Suite 100
San Francisco, CA 94108
July 13, 2007
VIA EDGAR, FACSIMILE
& FEDERAL EXPRESS
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UST Liquidation Corporation
Form 10-KSB for Fiscal Year Ended
June 30, 2006
Filed September 28, 2006
File No. 0-16011
Dear Ms. Jenkins:
     On behalf of UST Liquidating Corporation (the “Company”), I have set forth below a response to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated June 22, 2007 regarding the Staff’s review of the Company’s Form 10-KSB for the year ended June 30, 2006 which was filed September 28, 2006. For your convenience, we have restated the Staff’s comment prior to our response.
Item 4.01 Form 8-K
1.	We note that the 2004 Form 10KSB includes an audit report issued by Gelfond Hochstadt Pangburn PC and the subsequent Forms 10KSB include audit reports issued by GHP Horwath PC. Please request your auditor to explain to us the circumstances of the change in the firm’s name. If the change arose as the result of a merger between firms or any other change in entity, the Company must file on Item 4.01 Form 8-K reporting a change in independent accountant from Gelfond Hochstadt Pangburn to GHP Horwath.

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
July 13, 2007

     Response:
Our independent registered public accounting firm, GHP Horwath, P.C., has informed us that in December 2004 they filed an Articles of Amendment with the Colorado Secretary of State changing their name from Gelfond Hochstadt Pangburn, P.C. to GHP Horwath, P.C. effective December 16, 2004. The name change did not arise as a result of a merger between firms or any other change in the firm.
     We believe the foregoing to be fully responsive to the Staff’s comment.
     Additionally, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Marc A. Weisman

Marc A. Weisman Co-Chairman of the Board of Directors

cc:	Raquel Howard, Esq.
Angela Parsons, CPA
Clifford A. Brandeis, Esq.